Exhibit 99.1

PRESS RELEASE

New Joint Initiative to Tackle Core Identity Challenge For

The Global Precious Metals Industry

SMX, FinGo & Bougainville Refinery Ltd to Deliver

Verifiable Identification for Gold

New York / Port Moresby / London – 22nd December 2025 — SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW), a leader in physical-to-digital authentication and traceability technology, today announced a joint initiative with FinGo, a secure digital identity provider, and Bougainville Refinery Ltd (BRL) to evaluate a combined technology framework for authenticating the gold supply chain from mine and miner through refinery and export.

The initiative reflects a shared objective to establish Bougainville as a global reference point for transparent, responsible, and technology-enabled gold trade, demonstrating how advanced authentication and digital identity infrastructure can be embedded at a national supply-chain level.

The parties will assess the deployment of an integrated material and human verification platform designed to deliver traceability, auditability, and transparency across the entire gold value chain. It brings together SMX’s molecular-level gold authentication, FinGo’s biometric digital identity and KYC/AML infrastructure, and BRL’s operational, compliance, and export capabilities as a licensed gold refinery and supply-chain operator.

Authenticating Both the Metal and the Human

The joint initiative addresses a challenge in global precious-metals markets: the ability to verifiably authenticate both the physical gold and the individuals handling it, in a manner that meets applicable regulatory, compliance, and ESG requirements.

SMX’s proprietary technology enables gold to be invisibly and permanently authenticated at the material level, creating a secure physical-digital link that remains intact through refining and downstream processing. This material identity is anchored to a tamper-resistant digital record, enabling continuous verification, auditability, and provenance assurance.

FinGo complements this capability through its Human Identity-as-a-Service (HIDaaS) platform, providing biometric identity verification, KYC/AML alignment, and secure authorization of individuals operating across the supply chain from miners and aggregators to refinery personnel and export counterparties. This is designed to enable actions, custody changes, and transactions to be confidently attributed to verified individuals, including in remote or infrastructure-limited environments.

Leveraging BRL’s Operations and Bougainville’s Commitment to Transparency

Bougainville Refinery Ltd brings established refinery operations, export workflows, and regulatory compliance processes into the initiative. BRL’s role is to operationally integrate SMX and FinGo technologies within real-world gold sourcing, refining, and export environments, with a goal to strengthen chain-of-custody integrity while supporting robust AML, KYC, and responsible-sourcing standards.

SMX believes that the joint initiative both aligns with the Bougainville Government’s stated commitment to responsible resource management and the use of advanced technologies to enhance transparency, trust, and economic participation across the gold value chain, as well as demonstrates how public-private partnerships can embed next-generation compliance and traceability infrastructure directly into national supply-chain operations.

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PRESS RELEASE

Together, the initiative has been designed to evaluate how an integrated framework can enhance:

●	End-to-end provenance and chain-of-custody assurance from mine to export
●	Alignment with international KYC/AML, responsible-sourcing, and ESG standards
●	Digitised, auditable compliance records for regulators, counterparties, and financiers
●	Reduced reliance on manual, paper-based verification processes

Aligning with Global Gold Market Standards and Responsible Sourcing Framework

The initiative is aligned with the direction set by leading global gold-market bodies, including the London Bullion Market Association (LBMA), the Dubai Multi Commodities Centre (DMCC), and the World Gold Council, to advance transparency, responsible sourcing, and robust chain-of-custody expectations across international precious-metals markets.

As regulators, refiners, and market participants face requirements to demonstrate compliance with responsible gold guidance, AML/KYC obligations, and ESG frameworks, the initiative is being designed to evaluate how physical-to-digital authentication and biometric identity infrastructure can act as practical, scalable enablers of these global standards.

By embedding material-level gold authentication, verified human identity, and auditable digital records directly into supply-chain operations, the initiative is being designed to represent a concrete step toward supporting the objectives articulated in LBMA Responsible Gold Guidance, DMCC sourcing and compliance frameworks, and World Gold Council principles strengthening trust, accountability, and consistency across global gold markets.

Setting a Global Benchmark for Responsible Gold Trade

Beyond the single deployment expected in the initiative by the parties, it is intended to serve as a reference model for how jurisdictions can modernise gold supply chains, balancing commercial efficiency with transparency, accountability, and inclusion.

By combining material-level authentication, biometric human identity, and operational supply-chain controls, the initiative aims to demonstrate how next-generation physical-to-digital infrastructure can underpin trusted gold markets not only for Bougainville, but as a replicable framework for governments, refiners, and exporters globally.

SMX believes that the initiative represents what is possible when government commitment, operational capability, and advanced technology converge: a supply-chain environment where miners, refiners, regulators, financiers, and end-markets can participate with confidence, even amid the complexity of global precious-metals trade.

Executive Commentary Jonathan Kenneth, Director, Bougainville Refinery Ltd, said: “This initiative will evaluate the ability to support miners, gold dealers and the Bougainville Government with genuine end-to-end transparency across the gold supply chain. By combining advanced authentication and digital identity technologies, the refinery believes that it can assist in stronger resource management, clearer custodial ownership, and compliance with global best-practice frameworks aligned with the World Gold Council, LBMA, and DMCC. This is an exciting time for Bougainville as we continue to progress toward a more transparent, responsible, and internationally trusted gold industry.”

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For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About Bougainville Refinery Ltd (BRL)

Bougainville Refinery Ltd is a gold refinery and supply-chain operator focused on compliant sourcing, refining, and export of precious metals. BRL operates with a strong emphasis on regulatory compliance, responsible sourcing, and transparent supply-chain operations.

About FinGo

FinGo is a digital identity company providing secure, biometric-based identity verification through its VeinID technology. FinGo’s Human Identity-as-a-Service platform enables privacy-preserving KYC, authentication, and transaction authorization across complex and remote supply chains.

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

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Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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